Exhibit 99.2

AGM Group Holdings Inc. Schedules First Half 2021 Earnings Conference Call

BEIJING, China, September 27, 2021 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on blockchain-oriented ASIC chip design, advanced crypto miner production, and fintech software service today announced that it will host its earnings conference call at 8:00 a.m. ET on Wednesday, September 29, 2021 for the first half ended June 30, 2021 (8:00 p.m. Beijing Time on the same day).

To attend the conference call, please dial in using the information below. When prompted upon dialing-in, please ask for the “AGM Group Call.”

Date:	Wednesday, September 29, 2021
Time:	8:00 am ET
Toll-Free Dial-In Number:	United States: 1-888-346-8982 Mainland China: 4001-201203 Hong Kong: 800-905945 International: 1-412-902-4272

This conference call will be broadcast live on the Internet and can be accessed by all interested parties at: https://services.choruscall.com/links/agmh210929.html.

Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

A playback will be available through 10:00 am ET on September 29, 2021, to October 06,2021. To listen, please dial+ 1-877-344-7529 if calling from the United States, or 1-412-317-0088 if calling internationally. Use the passcode 10160527 to access the replay.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on high-performance ASIC chip solutions including chip design, chip research and development, and crypto miner production. It also provides fintech software services. AGMH is one of the few companies listed on a U.S. stock exchange with both ASIC chip design and crypto miner production capabilities and its released crypto miner has competitive product performance and parameters. AGMH’s mission is to become one of the key participants and contributors in the global blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386